File No. 812-[ ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

FIDELITY PRIVATE CREDIT FUND; FIDELITY PRIVATE CREDIT COMPANY LLC; FIDELITY MULTI-STRATEGY CREDIT FUND; FIDELITY GREENWOOD STREET TRUST; VARIABLE INSURANCE PRODUCTS FUND VI; FIDELITY DIVERSIFYING SOLUTIONS LLC; FIDELITY EVERGREEN PRIVATE CREDIT FUND LP; FIDELITY PRIVATE CREDIT SC LLC; FIDELITY UNLEVERED PRIVATE CREDIT FUND LP; FIDELITY REAL ESTATE DEBT OPPORTUNITIES FUND II, LP; FIDELITY REAL ESTATE OPPORTUNISTIC INCOME FUND, L.P.; FIDELITY CONVERTIBLE ARBITRAGE FUND LP; FIDELITY CREDIT OPPORTUNITIES FUND II LP; FIDELITY VENTURE CAPITAL FUND I LP; FIDELITY PRIVATE CREDIT FUND BLOCKER 2 LLC; FIDELITY PRIVATE CREDIT FUND CSPV LLC; FIDELITY PRIVATE CREDIT TACTICAL 2 LLC; FIDELITY PRIVATE CREDIT FUND BSPV LLC; FPCF CA SPE 2 LLC; FIDELITY PRIVATE CREDIT FUND GSPV LLC; FIDELITY PRIVATE CREDIT TACTICAL 1 LLC; FIDELITY DIRECT LENDING FUND 1 BLOCKER LLC; FIDELITY DIRECT LENDING FUND I JSPV LLC; FDLF CA SPE LLC; FIDELITY DIRECT LENDING TACTICAL 1 LLC; FIDELITY DIRECT LENDING TACTICAL 2 LLC; FIDELITY DIRECT LENDING TACTICAL 3 LLC; FIDELITY MULTI-STRATEGY CREDIT FUND BLOCKER LLC; FIDELITY MULTI-STRATEGY CREDIT TACTICAL 1 LLC

245 Summer Street

Boston, Massachusetts 02210

(617) 563-7000

FIAM LLC; FIDELITY DIRECT LENDING INSTITUTIONAL FUND, LP; FIDELITY REAL ESTATE DEBT OPPORTUNITIES FUND I, LP

900 Salem Street

Smithfield, Rhode Island 02917

(617) 563-7000

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Nicole Macarchuk, Senior Vice President, Deputy General Counsel

Fidelity Investments

245 Summer Street

Boston, Massachusetts 02210

Telephone: (617) 563-7000

Email: Nicole.Macarchuk@fmr.com

Copies to:

William J. Bielefeld, Esq.

Paul Stevens, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

(202) 261-3386

November 28, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

FIDELITY PRIVATE CREDIT FUND; FIDELITY PRIVATE CREDIT COMPANY LLC; FIDELITY MULTI-STRATEGY CREDIT FUND; FIDELITY GREENWOOD STREET TRUST; VARIABLE INSURANCE PRODUCTS FUND VI; FIDELITY DIVERSIFYING SOLUTIONS LLC; FIDELITY EVERGREEN PRIVATE CREDIT FUND LP; FIDELITY PRIVATE CREDIT SC LLC; FIDELITY UNLEVERED PRIVATE CREDIT FUND LP; FIDELITY REAL ESTATE DEBT OPPORTUNITIES FUND II, LP; FIDELITY REAL ESTATE OPPORTUNISTIC INCOME FUND, L.P.; FIDELITY CONVERTIBLE ARBITRAGE FUND LP; FIDELITY CREDIT OPPORTUNITIES FUND II LP; FIDELITY VENTURE CAPITAL FUND I LP; FIDELITY PRIVATE CREDIT FUND BLOCKER 2 LLC; FIDELITY PRIVATE CREDIT FUND CSPV LLC; FIDELITY PRIVATE CREDIT TACTICAL 2 LLC; FIDELITY PRIVATE CREDIT FUND BSPV LLC; FPCF CA SPE 2 LLC; FIDELITY PRIVATE CREDIT FUND GSPV LLC; FIDELITY PRIVATE CREDIT TACTICAL 1 LLC; FIDELITY DIRECT LENDING FUND 1 BLOCKER LLC; FIDELITY DIRECT LENDING FUND I JSPV LLC; FDLF CA SPE LLC; FIDELITY DIRECT LENDING TACTICAL 1 LLC; FIDELITY DIRECT LENDING TACTICAL 2 LLC; FIDELITY DIRECT LENDING TACTICAL 3 LLC; FIDELITY MULTI-STRATEGY CREDIT FUND BLOCKER LLC; FIDELITY MULTI-STRATEGY CREDIT TACTICAL 1 LLC

245 SUMMER STREET

BOSTON, MASSACHUSETTS 02210

FIAM LLC; FIDELITY DIRECT LENDING INSTITUTIONAL FUND, LP; FIDELITY REAL ESTATE DEBT OPPORTUNITIES FUND I, LP

900 SALEM STREET

SMITHFIELD, RHODE ISLAND 02917

File No. 812-[ ]

: : : : : : : : : : : : : : : : : : : : : : :	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on September 23, 2025 (the “Prior Order”)2 that was granted pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	Fidelity Private Credit Fund, an externally managed closed-end management investment company that has elected to be regulated as a business development company (“FPCF”);

•	Fidelity Private Credit Company LLC, an externally managed closed-end management investment company that has elected to be regulated as a business development company (“FPCC”);

•	Fidelity Multi-Strategy Credit Fund, an externally managed closed-end management investment company that operates as an interval fund registered under the 1940 Act (“FMSF”);

•	Fidelity Greenwood Street Trust, an open-end management investment company registered under the 1940 Act, and each series thereof (“FGST”);

•

Variable Insurance Products Fund VI, an open-end management investment company registered under the 1940 Act, and each series thereof (“VIPFVI” and, together with FPCF, FPCC, FMSF, and FGST, the “Existing Regulated Funds”);

•

Fidelity Evergreen Private Credit Fund LP, which is an entity whose investment adviser is Fidelity Diversifying Solutions LLC and that would be an investment company but for Section 3(c)(7) of the 1940 Act (“FEPC”);

•	Fidelity Private Credit SC LLC, which is an entity whose adviser is Fidelity Diversifying Solutions LLC and that would be an investment company but for Section 3(c)(7) of the 1940 Act (“FPCSC”);

•

Fidelity Unlevered Private Credit Fund LP, which is an entity whose adviser is Fidelity Diversifying Solutions LLC and that would be an investment company but for Section 3(c)(7) of the 1940 Act (“FUPCF”);

•

Fidelity Real Estate Debt Opportunities Fund II, LP, which is an entity whose investment adviser is Fidelity Diversifying Solutions LLC and that would be an investment company but for Section 3(c)(7) of the 1940 Act (“FRDOII”);

•

Fidelity Real Estate Opportunistic Income Fund, L.P., which is an entity whose investment adviser is Fidelity Diversifying Solutions LLC and that would be an investment company but for Section 3(c)(7) of the 1940 Act (“FROI”);

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	Fidelity Private Credit Fund, et al. (File No. 812-15799), Release No. IC-35731 (August 29, 2025) (notice), Release No. IC-35756 (September 23, 2025) (order).

•

Fidelity Convertible Arbitrage Fund LP, which is an entity whose adviser is Fidelity Diversifying Solutions LLC and that would be an investment company but for Section 3(c)(7) of the 1940 Act (“FCAF”);

•

Fidelity Credit Opportunities Fund II LP, which is an entity whose adviser is Fidelity Diversifying Solutions LLC and that would be an investment company but for Section 3(c)(7) of the 1940 Act (“FCOFII”);

•	Fidelity Venture Capital Fund I LP, which is an entity whose adviser is Fidelity Diversifying Solutions LLC and that would be an investment company but for Section 3(c)(7) of the 1940 Act (“FVCF”);

•	Fidelity Diversifying Solutions LLC (“FDS”), the investment adviser to the Existing Regulated Funds, FEPC, FPCSC, FUPCF, FRDOII, FROI, FCAF, FCOFII, and FVCF;

•	Fidelity Direct Lending Institutional Fund, LP, which is an entity whose investment adviser is FIAM LLC and that would be an investment company but for Section 3(c)(7) of the 1940 Act (“FDLI”);

•

Fidelity Real Estate Debt Opportunities Fund I, LP, which is an entity whose investment adviser is FIAM LLC and that would be an investment company but for Section 3(c)(7) of the 1940 Act (“FRDO” and, together with FEPC, FPCSC, FUPCF, FRDOII, FROI, FCAF, FCOFII, FVCF, and FDLI, the “Existing Affiliated Funds”);

•

Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of an Existing Regulated Fund; and

•

FIAM LLC, the investment adviser to FDLI and FRDO (“FIAM” and, together with FDS, “Fidelity” and, together with the Existing Regulated Funds, the Existing Affiliated Funds, and the Existing Wholly-Owned Subsidiaries, the “Applicants”).[3]

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4

[3]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[4]

“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (or series thereof, as applicable) (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	FPCF

FPCF was organized under the Delaware Statutory Trust Act on March 23, 2022. FPCF is an externally managed closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act. FPCF commenced investment operations on March 13, 2023. FPCF has elected to be treated as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended, and intends to qualify for such election annually. FPCF’s principal place of business is 245 Summer Street, Boston, Massachusetts 02210.

may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.
[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[7]

“Adviser” means FDS, FIAM, and any other investment adviser controlling, controlled by, or under common control with FDS or FIAM. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

FPCF’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. FPCF has a four-member board (the “FPCF Board”), of which three members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.9

B.	FPCC

FPCC was formed on September 16, 2021, as a Delaware limited partnership named Fidelity Direct Lending Fund L.P. On January 31, 2023, Fidelity Direct Lending Fund, L.P., converted to a Delaware limited liability company and was renamed Fidelity Private Credit Central Fund LLC, a Delaware limited liability company. On June 1, 2023, FPCC elected to be regulated as a BDC. On March 11, 2024, FPCC was renamed Fidelity Private Credit Company LLC. FPCC is externally managed. FPCC has elected to be treated as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended, and intends to qualify for such election annually. FPCC’s principal place of business is 245 Summer Street, Boston, Massachusetts 02210.

FPCC’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. FPCC has a four-member board (the “FPCC Board”), of which three members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

C.	FMSF

FMSF was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on October 4, 2022. FMSF commenced investment operations on May 19, 2023. FMSF is an externally managed, non-diversified, closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. FMSF has elected to be treated as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended, and intends to qualify for such election annually. FMSF’s principal place of business is 245 Summer Street, Boston, Massachusetts 02210.

FMSF’s investment objective is to provide a high level of current income and capital appreciation through investments across a variety of high income-oriented asset classes including both liquid and illiquid securities. FMSF has a four-member board (the “FMSF Board”), of which three are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

D.	FGST

FGST was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on October 5, 2021. FGST is registered under the 1940 Act as an open-end management investment company. FGST, and each series thereof, has a currently effective registration statement under the 1940 Act and securities that are registered under the Securities Act of 1933, as amended (the “Securities Act”). FGST has elected to be treated as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended, and intends to qualify for such election annually. FGST’s principal place of business is 245 Summer Street, Boston, Massachusetts 02210.

Investments in private placements are consistent with the investment objectives and strategies of each series of FGST that intends to rely on the Order. FGST has a four-member board, of which three members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

E.	VIPFVI

VIPFVI was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on October 27, 2023. VIPFVI is registered under the 1940 Act as an open-end management investment company. VIPFVI, and each series thereof, has a currently effective registration statement under the 1940 Act and securities that are registered under the Securities Act. VIPFVI has elected to be treated as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended, and intends to qualify for such election annually. VIPFVI’s principal place of business is 245 Summer Street, Boston, Massachusetts 02210.

Investments in private placements are consistent with the investment objectives and strategies of each series of VIPFVI that intends to rely on the Order. VIPFVI has a four-member board, of which three members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

F.	The Existing Affiliated Funds

Each Existing Affiliated Fund is a Delaware limited partnership or limited liability company that is a privately-offered fund that would be an “investment company” but for Section 3(c)(7) of the 1940 Act.10

Each Existing Affiliated Fund has its own respective general partner or board of directors, as applicable, with general ultimate responsibility for the management and operations of such Existing Affiliated Fund. FDS or FIAM serve as investment advisers to the Existing Affiliated Funds.

G.	FDS and FIAM

FDS serves as the investment adviser of FPCF, FPCC, FMSF, FGST, and VIPFVI. FDS or FIAM serve as the investment adviser of the Existing Affiliated Funds, as applicable. Either FDS, FIAM, or another Adviser will serve as the investment adviser or investment sub-adviser to any Future Regulated Fund. Each of FDS and FIAM is a Delaware limited liability company and is a registered investment adviser with the Commission under the Advisers Act. On the date of this Application, FDS’s sole clients that intend to rely on the Order are FPCF, FPCC, FMSF, FGST, VIPFVI, FEPC, FPCSC, FUPCF, FRDOII, FROI, FCAF, FCOFII, and FVCF. On the date of this Application, FIAM’s sole clients that intend to rely on the Order are FDLI and FRDO.

FDS and FIAM are each a direct or indirect subsidiary of FMR LLC, a Delaware limited liability company (“FMR”). FMR currently owns directly or indirectly a majority of each of FDS and FIAM. No other person or entity currently owns above 10% of FDS or FIAM. FMR is a diverse financial services company engaged in various activities that include fund management, brokerage, retirement, and employer administrative services.

H.	The Existing Wholly-Owned Subsidiaries

Each of the Existing Wholly-Owned Subsidiaries is a direct or indirect wholly-owned subsidiary of an Existing Regulated Fund whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund. Each Existing Wholly-Owned Subsidiary is a separate and distinct legal entity. The Existing Wholly-Owned Subsidiaries have investment objectives and strategies that are substantially the same as, or a subset of, those of the applicable Existing Regulated Fund. A list of the Existing Wholly-Owned Subsidiaries that intend to rely on the Order on the date of this Application is included on Schedule A hereto.

[10]

In the future, each Existing Affiliated Fund may register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[11]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open- or closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). FDS and FIAM are each majority-owned by FMR, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to FDS,FIAM, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with FDS, FIAM, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the Regulated Fund’s Board13 will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

4. No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6. Dispositions:

(a) Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

[13]

“Board” means either (i) a “required majority”, as defined in Section 57(o) of the 1940 Act, of the entire board of directors of the Regulated Fund (“Required Majority”) or (ii) a designated committee of the board of directors of the Regulated Fund composed entirely of directors eligible to vote under Section 57(o). Each proposed Co-Investment Transaction approved by a designated committee will be reported to the entire board for review at the board’s next regularly scheduled meeting. Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14]

Section 57(f) provides for the approval of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[17]	The Affiliated Entities may adopt shared Co-Investment Policies.
[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Regulated Fund’s Board will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

7.Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Board under Section 57(f).20

[19]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

[20]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[21]

See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Nicole Macarchuk, Senior Vice President, Deputy General Counsel

Fidelity Investments

245 Summer Street

Boston, Massachusetts 02210

Telephone: (617) 563-7000

Email: Nicole.Macarchuk@fmr.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

William J. Bielefeld, Esq.

Paul Stevens, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

(202) 261-3386

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided on Exhibit A.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 28th day of November, 2025.

FIDELITY PRIVATE CREDIT FUND

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

FIDELITY PRIVATE CREDIT COMPANY LLC

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

FIDELITY MULTI-STRATEGY CREDIT FUND

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

FIDELITY GREENWOOD STREET TRUST

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

VARIABLE INSURANCE PRODUCTS FUND VI

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

FIDELITY DIVERSIFYING SOLUTIONS LLC

By:	/s/ Christopher Rimmer
Name:	Christopher Rimmer
Title:	Treasurer

FIAM LLC

By:	/s/ Thomas Vercillo
Name:	Thomas Vercillo
Title:	Treasurer

FIDELITY DIRECT LENDING INSTITUTIONAL FUND, LP By: its General Partner, FIAM Institutional Funds Manager, LLC

By:	/s/ Thomas Vercillo
Name:	Thomas Vercillo
Title:	Treasurer

FIDELITY REAL ESTATE DEBT OPPORTUNITIES FUND I, LP By: its General Partner, Fidelity Funds Manager II, LLC By: its Managing Member, FIAM Holdings LLC

By:	/s/ Thomas Vercillo
Name:	Thomas Vercillo
Title:	Treasurer

FIDELITY EVERGREEN PRIVATE CREDIT FUND LP By: its General Partner, Fidelity Evergreen Private Credit Fund GP LLC

By:	/s/ Thomas Vercillo
Name:	Thomas Vercillo
Title:	Treasurer

FIDELITY REAL ESTATE OPPORTUNISTIC INCOME FUND, L.P. By: its General Partner, Fidelity Real Estate Partners VI, LLC

By:	/s/ John Slyconish
Name:	John Slyconish
Title:	Treasurer

FIDELITY PRIVATE CREDIT SC LLC

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	Director

FIDELITY UNLEVERED PRIVATE CREDIT FUND LP By: its General Partner, Fidelity Unlevered Private Credit Fund GP LLC

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	Director

FIDELITY REAL ESTATE DEBT OPPORTUNITIES FUND II, LP By: its General Partner, Fidelity Funds Manager III, LLC

By:	/s/ Thomas Vercillo
Name:	Thomas Vercillo
Title:	Treasurer

FIDELITY CONVERTIBLE ARBITRAGE FUND LP By: its General Partner, Fidelity Convertible Arbitrage Fund GP LLC

By:	/s/ Thomas Vercillo
Name:	Thomas Vercillo
Title:	Treasurer

FIDELITY CREDIT OPPORTUNITIES FUND II LP By: its General Partner, Fidelity Funds Manager, LLC By: its Managing Member, FIAM LLC

By:	/s/ Thomas Vercillo
Name:	Thomas Vercillo
Title:	Treasurer

FIDELITY VENTURE CAPITAL FUND I LP By: its General Partner, Fidelity Venture Capital Fund I GP

By:	/s/ Thomas Vercillo
Name:	Thomas Vercillo
Title:	Treasurer

FIDELITY PRIVATE CREDIT FUND BLOCKER 2 LLC

FIDELITY PRIVATE CREDIT FUND CSPV LLC

FIDELITY PRIVATE CREDIT TACTICAL 2 LLC

FIDELITY PRIVATE CREDIT FUND BSPV LLC

FPCF CA SPE 2 LLC

FIDELITY PRIVATE CREDIT FUND GSPV LLC

FIDELITY PRIVATE CREDIT TACTICAL 1 LLC

By: Fidelity Private Credit Fund, its sole Member

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

FIDELITY DIRECT LENDING FUND 1 BLOCKER LLC

FIDELITY DIRECT LENDING FUND I JSPV LLC

FDLF CA SPE LLC

FIDELITY DIRECT LENDING TACTICAL 1 LLC

FIDELITY DIRECT LENDING TACTICAL 2 LLC

FIDELITY DIRECT LENDING TACTICAL 3 LLC

By: Fidelity Private Credit Company LLC, its sole Member

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

FIDELITY MULTI-STRATEGY CREDIT FUND BLOCKER LLC FIDELITY MULTI-STRATEGY CREDIT TACTICAL 1 LLC By: Fidelity Multi-Strategy Credit Fund, its sole Member

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

VERIFICATION

The undersigned state that they have duly executed the foregoing Application for and on behalf of the Applicants, as the case may be, that they hold the office with such entity as indicated below, and that all action by officers, directors, and other bodies necessary to authorize undersigned to execute and file such Application has been taken. The undersigned further states that they are familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

FIDELITY PRIVATE CREDIT FUND

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

FIDELITY PRIVATE CREDIT COMPANY LLC

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

FIDELITY MULTI-STRATEGY CREDIT FUND

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

FIDELITY GREENWOOD STREET TRUST

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

VARIABLE INSURANCE PRODUCTS FUND VI

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

FIDELITY DIVERSIFYING SOLUTIONS LLC

By:	/s/ Christopher Rimmer
Name:	Christopher Rimmer
Title:	Treasurer

FIAM LLC

By:	/s/ Thomas Vercillo
Name:	Thomas Vercillo
Title:	Treasurer

FIDELITY DIRECT LENDING INSTITUTIONAL FUND, LP. By: its General Partner, FIAM Institutional Funds Manager, LLC

By:	/s/ Thomas Vercillo
Name:	Thomas Vercillo
Title:	Treasurer

FIDELITY REAL ESTATE DEBT OPPORTUNITIES FUND I, LP By: its General Partner, Fidelity Funds Manager II, LLC By: its Managing Member, FIAM Holdings LLC

By:	/s/ Thomas Vercillo
Name:	Thomas Vercillo
Title:	Treasurer

FIDELITY EVERGREEN PRIVATE CREDIT FUND LP By: its General Partner, Fidelity Evergreen Private Credit Fund GP LLC

By:	/s/ Thomas Vercillo
Name:	Thomas Vercillo
Title:	Treasurer

FIDELITY REAL ESTATE OPPORTUNISTIC INCOME FUND, L.P. By: its General Partner, Fidelity Real Estate Partners VI, LLC

By:	/s/ John Slyconish
Name:	John Slyconish
Title:	Treasurer

FIDELITY PRIVATE CREDIT SC LLC

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	Director

FIDELITY UNLEVERED PRIVATE CREDIT FUND LP By: its General Partner, Fidelity Unlevered Private Credit Fund GP LLC

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	Director

FIDELITY REAL ESTATE DEBT OPPORTUNITIES FUND II, LP By: its General Partner, Fidelity Funds Manager III, LLC

By:	/s/ Thomas Vercillo
Name:	Thomas Vercillo
Title:	Treasurer

FIDELITY CONVERTIBLE ARBITRAGE FUND LP By: its General Partner, Fidelity Convertible Arbitrage Fund GP LLC

By:	/s/ Thomas Vercillo
Name:	Thomas Vercillo
Title:	Treasurer

FIDELITY CREDIT OPPORTUNITIES FUND II LP By: its General Partner, Fidelity Funds Manager, LLC By: its Managing Member, FIAM LLC

By:	/s/ Thomas Vercillo
Name:	Thomas Vercillo
Title:	Treasurer

FIDELITY VENTURE CAPITAL FUND I LP By: its General Partner, Fidelity Venture Capital Fund I GP

By:	/s/ Thomas Vercillo
Name:	Thomas Vercillo
Title:	Treasurer

FIDELITY PRIVATE CREDIT FUND BLOCKER 2 LLC

FIDELITY PRIVATE CREDIT FUND CSPV LLC

FIDELITY PRIVATE CREDIT TACTICAL 2 LLC

FIDELITY PRIVATE CREDIT FUND BSPV LLC

FPCF CA SPE 2 LLC

FIDELITY PRIVATE CREDIT FUND GSPV LLC

FIDELITY PRIVATE CREDIT TACTICAL 1 LLC

By: Fidelity Private Credit Fund, its sole Member

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

FIDELITY DIRECT LENDING FUND 1 BLOCKER LLC

FIDELITY DIRECT LENDING FUND I JSPV LLC

FDLF CA SPE LLC

FIDELITY DIRECT LENDING TACTICAL 1 LLC

FIDELITY DIRECT LENDING TACTICAL 2 LLC

FIDELITY DIRECT LENDING TACTICAL 3 LLC

By: Fidelity Private Credit Company LLC, its sole Member

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

FIDELITY MULTI-STRATEGY CREDIT FUND BLOCKER LLC FIDELITY MULTI-STRATEGY CREDIT TACTICAL 1 LLC By: Fidelity Multi-Strategy Credit Fund, its sole Member

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

SCHEDULE A

Existing Wholly-Owned Subsidiaries of Fidelity Private Credit Fund

Fidelity Private Credit Fund Blocker 2 LLC

Fidelity Private Credit Fund CSPV LLC

Fidelity Private Credit Tactical 2 LLC

Fidelity Private Credit Fund BSPV LLC

FPCF CA SPE 2 LLC

Fidelity Private Credit Fund GSPV LLC

Fidelity Private Credit Tactical 1 LLC

Existing Wholly-Owned Subsidiaries of Fidelity Private Credit Company LLC

Fidelity Direct Lending Fund 1 Blocker LLC

Fidelity Direct Lending Fund I JSPV LLC

FDLF CA SPE LLC

Fidelity Direct Lending Tactical 1 LLC

Fidelity Direct Lending Tactical 2 LLC

Fidelity Direct Lending Tactical 3 LLC

Existing Wholly-Owned Subsidiaries of Fidelity Multi-Strategy Credit Fund

Fidelity Multi-Strategy Credit Fund Blocker LLC

Fidelity Multi-Strategy Credit Tactical 1 LLC

EXHIBIT A

Resolutions of Board of Trustees/Directors of each of Fidelity Private Credit Fund, Fidelity Private Credit Company LLC, Fidelity Multi-Strategy Credit Fund, Fidelity Greenwood Street Trust (Fidelity Dynamic Buffered Equity ETF; Fidelity Equity Market Neutral Fund; Fidelity Hedged Equity ETF; Fidelity Hedged Equity Fund; Fidelity Managed Futures ETF; Fidelity Risk Parity Fund; Fidelity SAI Alternative Risk Premia Commodity Strategy Fund; Fidelity SAI Alternative Risk Premia Strategy Fund; Fidelity SAI Convertible Arbitrage Fund; Fidelity SAI Managed Futures Fund; Fidelity SAI Merger Arbitrage Fund; and Fidelity Yield Enhanced Equity ETF), and Variable Insurance Products Fund VI (VIP Hedged Equity Portfolio)

Approval of Filing Application for Co-Investment Relief Pursuant to Sections 17(d) and 57(i) and Rule 17d-1

WHEREAS, the Board deems it is advisable and in the best interest of each of Fidelity Private Credit Fund, Fidelity Private Credit Company LLC, Fidelity Multi-Strategy Credit Fund, Fidelity Greenwood Street Trust (Fidelity Dynamic Buffered Equity ETF; Fidelity Equity Market Neutral Fund; Fidelity Hedged Equity ETF; Fidelity Hedged Equity Fund; Fidelity Managed Futures ETF; Fidelity Risk Parity Fund; Fidelity SAI Alternative Risk Premia Commodity Strategy Fund; Fidelity SAI Alternative Risk Premia Strategy Fund; Fidelity SAI Convertible Arbitrage Fund; Fidelity SAI Managed Futures Fund; Fidelity SAI Merger Arbitrage Fund; and Fidelity Yield Enhanced Equity ETF), and Variable Insurance Products Fund VI: VIP Hedged Equity Portfolio (together, the “Funds”) to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Fidelity Diversifying Solutions, LLC and the Funds be, and each of them hereby is, authorized and directed on behalf of the Funds and in their name and on behalf of the Funds, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially as described in the November 2025 Board memorandum, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated thereunder, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder; and it is further

RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Funds or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Funds.